Item 77I Deutsche Real Assets Fund (a series of
Deutsche Market Trust)


Class T shares for Deutsche Real Assets Fund became effective on March 16, 2017. Class T shares are only available through certain financial intermediaries and are sold with a front-end sales load but no deferred sales charge when shares are sold.

As of June 5, 2017, Class T shares of Deutsche Real
Assets Fund are available for purchase.